SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. )1

OnCure Medical Corp.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

68232U100

(CUSIP Number)

Laurel Holdings II, L.L.C.

16 Laurel Avenue, Suite 150

Wellesley Hills, Massachusetts 02481

(781) 237-6910

Copy To:

Mitchell S. Bloom, Esq.

Testa, Hurwitz & Thibeault, LLP

125 High Street

Boston, Massachusetts 02110

(617) 248-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 14 Pages)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 2 of 14 Pages)

SCHEDULE 13D

CUSIP No.    68232U100                                                                                                          (Page 3 of 14 Pages)

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Laurel Holdings II, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 64,800,000 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 64,800,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,800,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.6%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D

CUSIP No.    68232U100                                                                                                          (Page 4 of 14 Pages)

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). MedEquity Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 64,800,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,800,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.6%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D

CUSIP No.    68232U100                                                                                                          (Page 5 of 14 Pages)

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Halpern Denny Fund III, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 64,800,000 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 64,800,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,800,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.6%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D

CUSIP No.    68232U100                                                                                                          (Page 6 of 14 Pages)

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Halpern Denny & Company V, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 64,800,000 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 64,800,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,800,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.6%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D

CUSIP No.    68232U100                                                                                                          (Page 7 of 14 Pages)

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Peter R. Gates

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 64,800,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,800,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.6%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No.    68232U100                                                                                                          (Page 8 of 14 Pages)

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Jeffrey T. Ward

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 64,800,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,800,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.6%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No.    68232U100                                                                                                          (Page 9 of 14 Pages)

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). W. Brandon Ingersoll

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 64,800,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,800,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.6%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.    Security and Issuer.

The title of the class of equity securities of OnCure Medical Corp., a Delaware corporation (the “Company”), to which this statement relates is the Company’s common stock, par value $0.001 per share (the “Common Stock”). The address of the principal executive offices of the Company is 610 Newport Center Drive, Suite 350, Newport Beach, CA 92660.

Item 2.    Identity and Background.

(a)    This statement is being filed by the following Reporting Persons: Laurel Holdings II, L.L.C. (“Laurel”), MedEquity Capital, LLC, Peter R. Gates, Jeffrey T. Ward, W. Brandon Ingersoll, Halpern Denny Fund III, L.P. and Halpern Denny & Company V, LLC.

(b)    The address of the principal business office of Laurel Holdings II, L.L.C., MedEquity Capital, LLC, Peter R. Gates, Jeffrey T. Ward and W. Brandon Ingersoll is 16 Laurel Avenue, Suite 150, Wellesley Hills, MA, 02481. The address of the principal business office of Halpern Denny Fund III, L.P. and Halpern Denny & Company V, LLC is 500 Boylston Street, Suite 1880, Boston, MA 02116.

(c)    The jurisdiction of organization for Laurel, MedEquity Capital, LLC, Halpern Denny Fund III, L.P. and Halpern Denny & Company V, LLC is Delaware. The principal occupation of Peter R. Gates, Jeffrey T. Ward and W. Brandon Ingersoll is private equity investing. The principal business of Laurel is to make equity investments. The principal business of MedEquity Capital, LLC and Halpern Denny Fund III, L.P. is to make equity investments and to serve as the manager and co-manager, respectively, of Laurel. The principal business of Halpern Denny & Company V, LLC is to serve as the general partner of Halpern Denny Fund III, L.P.

(d), (e)    None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)    Each of Peter R. Gates, Jeffrey T. Ward and W. Brandon Ingersoll is a citizen of the United States.

Item 3.    Source and Amount of Funds or Other Consideration.

On June 30, 2003, pursuant to a Securities Purchase Agreement (“Purchase Agreement”) dated as of June 30, 2003 by and among Laurel, the Company and certain of the Company’s subsidiaries (which is attached hereto as Exhibit 2), Laurel purchased 240,000 shares of the Company’s Series C-1 Convertible Preferred Stock, $0.001 par value per share (“Series C-1 Preferred Stock”), which are convertible into 48,000,000 shares of Common Stock and a warrant exercisable for 84,000 shares of Series C-1 Preferred Stock which are convertible into 16,800,000 shares of Common Stock as well as subordinated promissory notes of the Company (the “Transaction”). The working capital of Laurel was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

(Page 10 of 14 Pages)

Item 4.    Purpose of Transaction.

Each of the Reporting Persons deemed to beneficially own the Company’s securities acquired such securities for investment purposes. Pursuant to the Purchase Agreement and the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and Series C-1 Convertible Preferred Stock of the Company (the “Certificate”) which was filed in connection with the Transaction, holders of Series C-1 Preferred Stock are entitled to elect five directors of the Board of Directors of the Company. Additionally, pursuant to a Stockholders’ Agreement (the “Stockholders’ Agreement”) dated as of June 30, 2003 by and among the Company and certain holders of capital stock of the Company (which is attached hereto as Exhibit 3) Laurel has the right to designate five board seats as long as Laurel holds a certain percentage of shares of Series C-1 Preferred Stock. The Stockholders’ Agreement also contains restrictions on transfers of securities held by certain holders, rights of first refusal on dispositions of securities by such holders and certain other provisions. Contemporaneously with the Transaction, three directors were appointed by the holders of Series C-1 Preferred Stock.

The Certificate (which is attached hereto as Exhibit 4) also requires the Company to obtain the consent of the holders of a majority of then outstanding shares of Series C-1 Preferred Stock before taking certain actions (e.g., creating an additional series of stock, dissolving the Company, etc.) and provides the holders of Series C-1 Preferred Stock with dividends to be paid quarterly in cash or in additional shares of Series C-1 Preferred Stock and redemption rights.

Laurel is also a party to a Registration Rights Agreement dated as of June 30, 2003 by and among the Company and certain holders of capital stock of the Company (which is attached hereto as Exhibit 5) which requires the Company to file a registration statement under the Securities Act of 1933, as amended, to register all or a portion of the shares of Common Stock held by such holders of capital stock in certain situations.

Other than the rights of holders of Series C-1 Preferred Stock as described above, the Reporting Persons have no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. On May 8, 2003, the Company filed a Form 15 to terminate its registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

Item 5.    Interest in Securities of the Issuer.

(a)    As of June 30, 2003, Laurel beneficially owns an aggregate of 64,800,000 shares of Common Stock (comprised of 240,000 shares of Series C-1 Preferred Stock which are convertible into 48,000,000 shares of Common Stock and a warrant exercisable for 84,000 shares of Series C-1 Preferred Stock which are convertible into 16,800,000 shares of Common Stock) which constitutes approximately 87.6% of the 9,206,111 shares of Common Stock outstanding as of June 30, 2003 as listed on the Purchase Agreement (including for such calculation the conversion of the Series C-1 Preferred Stock and warrant into 64,800,000 shares of Common Stock for a total of 74,006,111 shares of Common Stock outstanding). In their capacity as manager and co-manager, respectively, of Laurel, MedEquity Capital, LLC and Halpern Denny Fund III, L.P. may each be deemed to beneficially own 64,800,000 shares of Common Stock. Halpern Denny & Company V, LLC as the sole general partner of Halpern Denny Fund III, L.P. and Peter R. Gates, Jeffrey T. Ward and W. Brandon Ingersoll as the managing members of MedEquity Capital, LLC may each be deemed to beneficially own 64,800,000 shares of Common Stock. Each of MedEquity Capital, LLC; Halpern Denny Fund III, L.P.; Halpern Denny & Company V, LLC; Peter R. Gates; Jeffrey T. Ward and W. Brandon Ingersoll disclaim beneficial ownership of the shares of Common Stock held by Laurel.

(Page 11 of 14 Pages)

(b)    Number of shares of Common Stock as to which each Reporting Person has:

(i)    Sole power to vote or direct the vote:

Laurel Holdings II, L.L.C.: 0

MedEquity Capital, LLC: 0

Halpern Denny Fund III, L.P.: 64,800,000

Peter R. Gates: 0

Jeffrey T. Ward: 0

W. Brandon Ingersoll: 0

Halpern Denny & Company V, LLC: 64,800,000

(ii)    Shared power to vote or direct the vote:

Laurel Holdings II, L.L.C.: 64,800,000

MedEquity Capital, LLC: 0

Halpern Denny Fund III, L.P.: 0

Peter R. Gates: 0

Jeffrey T. Ward: 0

W. Brandon Ingersoll: 0

Halpern Denny & Company V, LLC: 0

(iii)    Sole power to dispose or direct the disposition: 0 shares for each Reporting Person

(iv)    Shared power to dispose or direct the disposition:

Laurel Holdings II, L.L.C.: 64,800,000

MedEquity Capital, LLC: 64,800,000

Halpern Denny Fund III, L.P.: 64,800,000

Peter R. Gates: 64,800,000

Jeffrey T. Ward: 64,800,000

W. Brandon Ingersoll: 64,800,000

Halpern Denny & Company V, LLC: 64,800,000

(c)    Except as set forth above, none of the Reporting Persons has effected any transactions in shares of Common Stock during the past 60 days.

(d)    No other person is known to have the right to receive or the power to direct the receipt of dividends from or any proceeds from the sale of shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)    Not applicable

Item 6.    Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

(Page 12 of 14 Pages)

Item	7. Material to be Filed as Exhibits.

Exhibit No.	Exhibit Name

1.	Joint Reporting Agreement.

2.	Securities Purchase Agreement dated as of June 30, 2003 by and among Laurel Holdings II, L.L.C., OnCure Medical Corp. (the “Company”) and certain of the Company’s subsidiaries

3.	Stockholders’ Agreement dated as of June 30, 2003 by and among the Company and parties thereto

4.	Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and Series C-1 Convertible Preferred Stock of the Company

5.	Registration Rights Agreement dated as of June 30, 2003 by and among the Company and the parties listed on Schedule I thereto

6.	Warrant to Purchase Common Stock of the Company dated as of June 30, 2003

(Page 13 of 14 Pages)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 9, 2003

LAUREL HOLDINGS II, L.L.C. By: MedEquity Capital, LLC, its Manager

By:	/s/ PETER R. GATES
Peter R. Gates Manager

HALPERN DENNY & COMPANY V, L.L.C.

By:	/s/ DAVID P. MALM
David P. Malm Principal Member

MEDEQUITY CAPITAL, LLC

By:	/s/ PETER R. GATES
Peter R. Gates Manager

HALPERN DENNY FUND III, L.P. By: Halpern Denny & Company V, LLC, its General Partner,

By:	/s/ DAVID P. MALM
David P. Malm

/s/ PETER R. GATES
Peter R. Gates

/s/ JEFFREY T. WARD
Jeffrey T. Ward

/s/ W. BRANDON INGERSOLL
W. Brandon Ingersoll

(Page 14 of 14 Pages)